

02046959

SEC file number 0-21782

RECEIVED
JUL 2 2 2002
155

P.E.
6/30/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of <u>June 2002</u>

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __A__ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No __A__

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 28 June 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS



NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

FULL LISTING ON ASX FOR FLETCHER CHALLENGE FORESTS

Auckland, 28 June 2002 – Fletcher Challenge Forests today announced that the Australian Stock Exchange has approved the full listing by the Company on the Australian Stock Exchange.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard
			Company Secretary
			FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone:	64-9-571 9846
		Mobile:	0274 320 310
		Fax:	64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Fletcher Challenge Forests owns or manages almost 300,000 hectares of fast growing, environmentally certified forest, and ten saw-milling and re-manufacturing facilities, all in the Central North Island of New Zealand. Fletcher Challenge Forests markets solid wood products to all major markets in the Pacific Rim and North America. Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.